Item 77.H - Change in Control of
Registrant



Obtaining Control of Credit Suisse Trust
Commodity Return Strategy Portfolio

As of June 30, 2016, NML Variable Annuity
owned 56,209,793 shares of the Fund, which
represented 74.79% of the Fund.    As of
December 31, 2016, NML Variable Annuity
owned 59,905,934 shares of the Fund, which represented 75.66% of the Fund.
Accordingly, Shareholder has continued to be a controlling person of the Fund.